

January 10, 2011

Frederick S. Cromer
Senior Vice President and Chief Financial Officer
10250 Constellation Boulevard, Suite 3400
Los Angeles, California 90067

> **Re: International Lease Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed December 17, 2010**
> **File No. 333-171248**

Dear Mr. Cromer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forward Looking Statements, page ii

1. We note your reference to the Private Securities Litigation Reform Act of 1995. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

<u>Exhibit 5.1</u>

2. We note that counsel's opinion is based on the law of the state of California. Please note that counsel must opine on the laws of the state governing the indenture, which appears to be New York state law. Please have counsel revise the opinion as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, me at (202) 551-3397 if you have any questions.

            Sincerely,

            Jay Ingram
            Legal Branch Chief

cc: John-Paul Motley, Esq. (*via facsimile at* (213) 430-6407)
   O'Melveny & Myers LLP
   400 South Hope Street
   Los Angeles, California 90071